Mail Stop 3561

								November 4, 2005

Peter H. Engel, CEO
Affinity Media International Corp.
11601 Wilshire Blvd., Ste. 1500
Los Angeles, CA 90025

      Re:	Affinity Media International Corp.
		Registration Statement on Form S-1
		Filed September 30, 2005
      File No. 333-128707

Dear Mr. Engel:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the factors you considered in determining to value this offering at $20,000,000. What factors did you consider when determining that you might need $17,400,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company`s corporate existence was established in August of
2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Affinity Media International Corp. Given management`s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
We may have further comment.

3. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $6.96 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their redemption rights since their existing shares have an effective purchase price of $0.04 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less that the conversion price of approximately $6.96 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

4. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers, directors and the special advisor in this offering.
Such
cash flows should be identified by type or source of cash flow, as well as the amount, if known. We may have further comment.

5. Further discuss in an appropriate place the company`s expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management and/or directors will be able to maintain their positions with the company post-business combination.

6. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

7. Please address the applicability or inapplicability of Regulation
M in the context of the warrant purchase agreements contained within your registration statement.

8. We note the contingent nature of part of the underwriters` compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

9. We note the statement on page 35 that "[a]dditionally, we may decide to acquire a minority interest or interests in one or several operating businesses." Please note that we have referred your registration statement to the Division of Investment Management. We may have further comments.

10. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

11. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

12. Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.

13. We note that the registration statement covers "such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the Warrants. Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule
416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

14. Provide disclosure in appropriate places in the prospectus regarding the potential conflicts of interest resulting from both the agreement to pay Messrs. Arthur and Jaffe $100,000 each as directors` fees and the agreement to issue stock options to each.

Cover page of Prospectus

15. Please revise the second paragraph to indicate the offering price per unit.

Table of Contents

16. In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement
"[t]he
information contained in this prospectus is accurate only as of the date of this prospectus."

Prospectus Summary, page 1

17. Please disclose whether the company will only consider entering into a business combination with U.S. companies.

18. Please disclose the name of the article or report that includes the information by the Association of American Publishers. Please also provide us a copy of this article or report and advise us as to whether it is publicly available. We also note that the report by Book Industry Study Group described in the prospectus does not appear to be available to the public without charge. As required by Section
7 of the Securities Act and Rule 436 of Regulation C, please file Book Industry Study Group`s consent to their reference in the prospectus.

19. We note the statement that "we believe we have extensive contacts and sources from which to generate acquisition opportunities." Please describe whether any of these sources have presented or identified potential targets to any officers, directors or the special advisor of the company.

20. We note your disclosure that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Maxim Group LLC determines that an earlier date is acceptable." Please revise to discuss the factors that the underwriter will consider in making the determination to allow earlier separate trading. If the underwriter decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

21. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Maxim Group LLC as a result of the exercise of the Underwriter`s option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether Maxim Group has the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.

22. In the discussion of the management warrant purchase on page
4,
and elsewhere as appropriate, discuss the potential conflicts of interest and Regulation M issues which arise from the ability of Maxim to sell the warrants they purchase prior to the consummation of a business combination.

Summary Financial data, page 7

23. It appears to us that the working capital reported under the "as adjusted" column should be revised to $18,055,000. Please revise or advise.

Risk Factors, page 8

24. If applicable, please include risk factors discussing possible risks of acquiring a foreign company. These risks may include exchange controls that affect the import or export of capital or remittance of dividends and withholding tax issues.

Risks Associated with the Publishing Industry, page 19

25. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Many of your risk factors fit into this category and you should revise, delete or remove them. Please see risk factors 2, 3,
7, 10 and 13 under this subsection. Each factor must explain how it applies to your company or your offering.

26. Please revise the subheading to risk factor 15 to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. Please revise the subheading to succinctly state the risk.



Use of Proceeds, page 24

27. Please add a line in the use of proceeds table indicating the total of the noted offering expenses.

28. In the use of proceeds table, in the use of net proceeds not held in trust, we note the line item of $200,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $200,000 allocated to due diligence and a line item of working capital and reserves in the amount of $45,000.
Please explain why there are two separate amounts for due diligence.
Please explain which line item would be allocated to pay directors, officers and special advisors for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate whether any of the reimbursements to directors, officers and/or existing stockholders for out-of-pocket expenses will be for their payments to third parties for third parties` performance of due diligence. Please reconcile theses expenses with the disclosure in the MD&A section.

29. Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder`s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

30. Please clarify which line items in the use of proceeds table the reimbursements will be paid from and the possible finder`s fee.

Dilution, page 28

31. Please round per share amounts, here and throughout your registration statement, to the nearest penny, or NIL, if applicable.

32. Please provide a table showing the components of the denominator and numerator of the pro forma book value per share calculation.

Management`s Discussion and Financial Analysis, page 30

33. We note the statement "[w]e will use substantially all of the net proceeds of this offering to acquire a target business...including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination." Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.


Proposed Business, page 32

34. Please revise the business section to discuss in detail how management intends to carry out its duty of seeking a target business.

Overview, page 32

35. Please describe the "related industries."

36. Please explain the statement "since our management believes that books and other forms of media often exert considerable influence on consumer product acceptance, we may acquire interests in companies likely to benefit form the influence of our publications."

37. Please provide a reasonable basis for the statement "[o]ur management, board of directors and advisors...are also broadly experienced in many of the consumer goods marketing techniques applicable to publishing and related industries."

Source of target businesses, page 35

38. We note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.

Fair market value of target business, page 36

39. It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Possible lack of business diversification, page 37

40. In light of the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, discuss how the company would be able to effectuate a business combination with more than one target business.
In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.




Management, page 45

41. Please disclose the period during which each person has served as a director, as required by Item 401(a) of Regulation S-K.

42. For each company in which the person was a director, officer or employee, please include the dates of service. For example, please include the dates of service in which Mr. Engel has served as chairman of Silverback Books, Inc.

43. For Peter Engel and Marc Jaffe, please describe their business experience during the past five years. See Item 401(a)(4) of Regulation S-B. In the description, please include the names of the businesses in which they are or were affiliated, beginning and ending dates of service, the positions held and a brief description of the companies` business.

Principal Stockholders, page 51

44. Please clarify if the purpose of the disclosed purchases of the warrants is to stabilize the price of the warrants.

45. Please disclose whether Messrs Engel, Cohl and Dombrowski are promoters.

Underwriting, page 60

46. Please tell us whether the underwriter or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously cleared by the Division`s Office of
Chief Counsel.

47. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.


Underwriting Terms page 61

48. We note your disclosure on page 63 that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.

Financial Statements

Report of independent registered public accounting firm, F-2

49. Please advise your auditor to revise their report to include the
City and State where issued. Refer to Rule 210.2-02(a) of Regulation
S-X.

Statement of cash flows, F-6 and Note 5- advance payable- related party, F-10

50. You state on page 53 that you paid a portion of the expenses of the offering from the loans provided by related parties in the amount of $235,000. However, we note that payment of offering costs have not been disclosed in the financing activities. Please explain and revise as appropriate. In addition, please explain to us how you deemed that an advance from founding stockholder of $60,000 is a non cash transaction. If the stockholder paid the offering costs on your behalf, revise your disclosures here (note 5) and on page 53 as appropriate. Please ensure that all the related party disclosures required by SFAS 57 are included.

Note 3- Proposed offering, F-9

51. We note that you agreed to pay your underwriter a fee equal to the 2% of the gross proceeds of the offering at the closing of your
business combination.   Please revise your footnote disclosure to
include the material terms of this commitment, including whether you have any obligation to the underwriter in the event that no business combination is consummated. In addition, please expand your disclosures in MD&A on page 30 to specify the services, if any, that the underwriter will be required to perform to receive the 2% fee.

52. Please disclose the material terms of your commitments to Maxim
Group LLC relating to warrant solicitation fee, as disclosed in the second paragraph on page 63.

53. We noted that you used 1.5 years as the expected life
assumption
in your estimate of fair value for the underwriter purchase
option.
The disclosure in the unit purchase option agreement (see section
1
of Exhibit 10.7) however, indicates that the option expires four years from the date of this prospectus. Please revise your estimate to use the four years as the expected life.


54. Considering the comment above, please revise to include a brief discussion on how the assumptions used in your Black-Scholes model were determined.

General

55. Please provide a currently dated consent in any amendment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 551-3388 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Mike Karney who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Stuart Neuhauser, Esq.
	Fax: (212) 370-7889
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Peter H. Engel
Affinity Media International Corp.
November 4, 2005
Page 1